Mail Stop 4561

February 21, 2008

By U.S. Mail and facsimile to (937) 445-5633

William Nuti, Chief Executive Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, OH 45479

      Re: **NCR Corporation**
             Definitive 14A
             Filed March 19, 2007
             File No. 001-00395

Dear Mr. Nuti:

We have completed our review of your executive compensation and related disclosure and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Senior Attorney